


CPG INTERNATIONAL
Building Products. Better.

2008 Third Quarter Earnings Call






November 13, 2008



Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

CPG INTERNATIONAL
Building Products. Better.

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2007 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.



About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered, premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, Premier and Trademark Railing, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 69552646. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 69552646.



2008 Third Quarter Financial Highlights

- **Market Conditions:**   Housing starts down 31% from prior year Q3

  Raw material costs up 39.9% from prior year Q3

- **Revenue:** $90.9mm Q3 2008 vs. $82.6mm in Q3 2007
  - Scranton Products growth, Composatron Acquisition and AZEK Deck offset decline in residential and industrial products

- **Gross Margin:**   25.3% Q3 2008 vs. 28.5% in Q3 2007
  - Higher material costs partially offset by price increases and operating efficiencies

- **SG&A:** $13.7mm Q3 2008 vs. $13.4mm in Q3 2007
  - Increased expenses from the Composatron Acquisition, primarily depreciation and amortization

- **Adjusted EBITDA:**   Up 0.1% to $16.5mm; 18.2% Adjusted EBITDA
  margin

- **Net Income/Loss:** $0.6mm income Q3 2008, up from $0.2mm net income in Q3 2007



Operational Highlights – Scranton Products

- **Increasing Market Penetration:**

  - Market share growth in Commercial business

  - Success with Pinnacle dealers sign up and productive reps

  - Well positioned moving into bid season for 2009

  - Focus on improving customer experience with CSR department

- **Improving Cost Position:**

  - Inventory position down 8%

- **Product Leadership:**

  - Fire rated line of partitions



Operational Highlights – AZEK

- **Increasing Market Penetration:**
  - Volume continues to outpace underlying markets
  - Inventory levels extremely low in channel and expected to be taken down further in Q4
  - Expanded AZEK product offering being well received by dealers
  - Home Depot test completed, increasing store count and revenue

- **Improving Cost Position:**
  - Scranton decking manufacturing on-line
  - Improved scheduling/production planning
  - Optimizing production efficiencies

- **Product Leadership:**
  - Launch of AZEK Edge
  - Porch plank launch well received
  - Railing product introduced to AZEK channel
  - Mouldings line continues to grow

Quarterly Revenue



Revenue
($ in millions)



YOY $8.3 or 10.1% ⬆

Quarter	AZEK	SP	Total
Q3 '07	$56.4	$26.2	$82.6
Q4 '07	$40.4	$19.2	$59.6
Q1 '08	$71.3	$22.9	$94.2
Q2 '08	$45.4	$30.0	$75.4
Q3 '08	$61.5	$29.4	$90.9

Volume & ASP
(lbs in millions)



Quarter	Volume	ASP
Q3 '07	60.0	$1.38
Q4 '07	43.5	$1.37
Q1 '08	71.4	$1.32
Q2 '08	50.3	$1.50
Q3 '08	60.0	$1.51

Pro Forma Variance Analysis
($ in millions)

Q3 '07 Rev	$82.6
Composatron PF '07[1]	5.3
Q3 '07 PF Rev	$87.9
AZEK	(0.2)
SP	3.2
Q3 '08 Rev	$90.9

YOY $3.0 or 3.4% ⬆

- YOY revenue up 10.1%
  - SP commercial sales channel repositioning shows positive results
  - Composatron acquisition and AZEK Deck expansion offset by softness in housing market
  - Industrial end markets soft

Footnote:
(1) Excludes $0.5mm of non-railing revenue in 2007.



Quarterly Earnings

Adjusted EBITDA
($ in millions)



YOY $0.0 or 0.1% ⬆

Gross Margin/SG&A
(% of revenue)



Variance Analysis
($ in millions)

Q3 '07 Adj. EBITDA	$16.5
Composatron PF '07	1.0
Q3 '07 PF Adj. EBITDA	$17.5
Change	(1.0)
Q3 '08 Adj. EBITDA	$16.5

YOY $(1.0) or (5.7)% ⬇

- YOY Adj. EBITDA down 0.6%
  - Modest volume increase
  - Material costs up 40% year over year
  - Increased SG&A due to Composatron Acquisition



Year to Date Performance

Revenue / Pro Forma
($ in millions)

YOY $(6.9) or (2.5)% ⬇



Pro Forma Variance Analysis
($ in millions)

YTD Q3 '07 Rev	$254.1
Composatron PF '07[1]	16.9
Procell PF '07	3.4
YTD Q3 '07 PF Rev	$274.4
AZEK	(8.6)
SP	1.7
YTD Q3 '08 PF Rev[1]	$267.5

Pro Forma Adj. EBITDA
($ in millions)

YOY $(10.4) or (18.2)% ⬇



- Pro forma revenue outpacing underlying markets
- Profitability impacted by material costs

Footnote:
(1) Excludes $5.6mm of non-railing revenue in 2007 and $0.8mm in 2008.

Capital Expenditures



Quarter Cap Ex
($ in millions)

YOY $(3.0)
or (73.2)%



YTD Cap Ex
($ in millions)

YOY $(7.0)
or (67.3)%



Historical Cap Ex
($ in millions)



- Strategic projects and maintenance investment continues
- Ample capacity to serve market



Working Capital Management

Inventory and Inv Days
($ in millions)

YOY $1.1 or 3.1%



AR and AR Days
($ in millions)

YOY ($4.4) or (13.5)%



Inv/AR/Prepaid less AP/Accrued
($ in millions)



- Tightly managing working capital
    - Disciplined inventory management
    - Focused collections effort on AR
    - AP in line with historical norms



Liquidity Position

Net Debt[1] & Net Debt/Adj. EBITDA[2]
($ in millions)



Liquidity
($ in millions)



- Liquidity position at $58.1mm
- Trailing Twelve Month September 30, 2008 Adjusted Pro Forma EBITDA of $58.4mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreements



Capital Structure Overview[1,2] (as of September 30, 2008)

Instrument	Amount Outstanding	Covenant
	($ in millions)	
ABL Revolver ($65mm), L+1.75%, 2/2013	$ 0.0	Minimum fixed charge (if excess availability <$7.5mm) coverage ratio ≥1.0x
Senior Secured Term Loan, L+5.00%, 2/2011	25.0	Senior secured debt/EBITDA ≤ 2.5x
Capital Lease Obligations	7.5	
Senior Secured Debt	$ 32.5	
Senior Unsecured Floating Rate Notes, L+6.75%, 7/2012	$ 128.1	Incurrence tests
Senior Unsecured Fixed Rate Notes, 10.5%, 7/2013	150.0	Incurrence tests
Total Debt	$310.1	
Cash	(24.2)	
Net Debt	$286.4	
Annual Cash Interest Expense (paid semi-annually)	$ 32.2	

1. For detailed information about the Company's debt instruments, please see "Management's Discussion and Analysis of Financial condition and Results of Operations" in the Company's most recent Quarterly Report on Form 10-Q.

2. On October 14, 2008, the Company borrowed $10.0 million under its ABL Revolver.





2008 Adjusted EBITDA Guidance(1)

Low	High
$45mm	$50mm

Downside:

- Housing market deteriorates further
- Recession impacts remodeling market
- Recession impacts industrial markets
- Resin prices escalate further

Upside:

- Higher AZEK® Trim/Moulding/Deck/Railing growth
- Increased market penetration for AZEK products
- Improved material cost
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2007, subject to the timing of the Procell and Composatron Acquisitions.



APPENDIX



Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2007		Add: Nine Months Ended September 30, 2008		Less: Nine Months Ended September 30, 2007		Twelve Months Ended September 30, 2008
Net (loss) income	$	4,627	$ (121)	$	6,356	$	(1,850)
Interest expense, net		33,698	26,474		25,385		34,787
Income tax expense (benefit)		3,760	(151)		5,503		(1,894)
Depreciation and amortization		18,157	15,971		12,866		21,262
EBITDA		60,242	42,173		50,110		52,305
Relocation and hiring costs		—	659		—		659
Composatron non-recurring charges		—	346		—		346
Management fee and expenses		1,733	1,467		1,330		1,870
Severance costs		1,009	165		805		369
Settlement charges		500	26		500		26
Gain on sale of property		(422)	—		(443)		21
Non-cash compensation charge		381	103		229		255
Santana Acquisition costs		13	—		13		—
Procell non—recurring charges		60	—		60		—
Registration expenses related to Notes		—	238		—		238
Adjusted EBITDA	$	63,516	$ 45,177	$	52,604	$	56,089
Pro forma adjustments[1]		5,266	1,736		4,680		2,322
Adjusted EBITDA with pro forma adjustments	$	68,782	$ 46,913	$	57,284	$	58,411

(1) Represents the pro forma effect from Procell Decking and Composatron as if the Procell Acquisition and the Composatron Acquisition took place on January 1, 2007, as defined by our credit agreement.



Quarterly Volume Information

(lbs in thousands)	Q1 2008	Q2 2008	Q3 2008	TOTAL
AZEK Building Products	60,305	36,180	46,695	143,180
Scranton Products	11,084	14,113	13,326	38,523
Total	71,389	50,293	60,021	181,703

	Q1 2007	Q2 2007	Q3 2007	TOTAL
AZEK Building Products	60,581	40,481	46,944	148,006
Scranton Products	12,873	14,187	13,035	40,095
Total	73,454	54,668	59,979	188,101



CPG


CPGINTERNATIONAL
Building Products. Better.

AZEK
Building Products

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

Residential	Industrial	Industrial	Commercial
AZEK Trim	CELTEC	Flametec	COMTEC INDUSTRIES
AZEK Deck		HITEC HIGH DENSITY POLYETHYLENE (HDPE)	HINY HIDERS Santana Products
AZEK Moulding	Vycom	SEABOARD	CAPITOL PARTITIONS INC.
	Division of AZEK Building Products		